Filed by Rusoro Mining Ltd.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Gold Reserve Inc.

Commission File Number: 333-156117

Date: December 19, 2008

INTERVIEW WITH GEORGE SALAMIS OF RUSORO MINING

BRETT HARRIS (BNN-TV): Rusoro Mining is a Vancouver-based junior gold miner with connections in Russia and gold assets in Venezuela and right now the company is looking to position itself as the top gold player in Venezuela with a hostile takeover bid for Gold Reserve. And for more on that story we got Rusoro’s President George Salamis joining us now from Vancouver.

GEORGE SALAMIS (President, Rusoro Mining): Good morning, great to be back on the show.

BRETT HARRIS: First of all, as we said you’ve made some pretty hefty acquisitions in Venezuela, you’re looking to make more, tell us again what is it about Venezuela that’s so attractive for you?

GEORGE SALAMIS: Well, I mean, first off it’s probably one of the most well-endowed places, geographical areas on the planet from a resource perspective, huge gold endowments certainly, and we’ve found it very easy to operate in our operating history in the past couple of years down there so it’s very attractive for us and our shareholders.

BRETT HARRIS: What’s the secret of your ability to operate there where so many other companies though have not been able to do very well? You have a very mercurial President in Hugo Chavez who, you know, can change his mind. How is it that you’re managing to succeed where other are failing?

GEORGE SALAMIS: Well I think it’s really sort of delivering on the promises that we make to the Venezuelan government. The Venezuelan government has called us in on specific occasions to cleanup situations that have been bad for previous owners of mining assets down in Venezuela, specifically last year we acquired the Choco 10 asset from Gold Fields and that was a situation that was fraught with problems. In a very short period of time we turned those problems around. The government had a huge problem with respect to labour issues, with respect to community issues. They called us in, they knew we had an operating track record. We resolved those issues very quickly and the government is very happy with our track record down there. Roll the clock forward to July of this year, we acquired certain gold assets from Hecla Mining and again, similar situation, operations that we fraught with problems and straight out of the gate we resolved labour issues, community issues and the government likes what we’re doing down there.

BRETT HARRIS: What is it about your relationship with the government? I understand much of it has to do with your key investors from Russia and their relationship with the government. I mean does it come down at a personal level here?

GEORGE SALAMIS: Look, two different levels. Obviously the Russian-Venezuelan synergies that have developed over the last few years are a benefit to us but again it really comes down to our operating track record in Venezuela, our ability to deal with the communities. We’ve got a very strong Venezuelan presence on the ground that gets things done, gets permitting done, builds up and ramps up production on mines. So again, it’s a two level approach for us.

BRETT HARRIS: All right, well let’s talks about your bid for Gold Reserve and for that Brisas project. What is the status of the Brisas project now? The latest news, and there’s still a bit of confusion about this, is that the government has rescinded Gold Reserve’s rights to develop the Brisas reserve. What’s your understanding?

GEORGE SALAMIS: Well I can’t comment on what’s been said in the Venezuelan press regarding the status of their permits. What I can comment on is the Kilometre 88 situation is a situation that has been fraught with problems for 15 years. Gold Reserve (inaudible) been waiting for production out of that district for 15 years and it’s a situation that we think that we can resolve again through our track record of delivering on assets to the benefit of communities in Venezuela. And again, we have the government on side with what we’ve done in the past so we have reason to believe that we can push those assets forward to the benefit of Gold Reserve shareholders.

BRETT HARRIS: Now Gold Reserve obviously is suing. They’re alleging that your relationship with Endeavour is giving you access to confidential information that they have from a previous relationship with Gold Reserve. What’s your reaction to that?

GEORGE SALAMIS: Yeah, look, I mean we’ve studied their claims. Their claims are totally unfounded. We believe that their claims provided distraction in this process. We think it disenfranchises their own shareholders from viewing a bid, a very lucrative bid that’s on the table and we’re going to seek to fight that. In the meantime the bid remains on the table, open shareholders can continue to tender in this process and we’re just going to move forward.

BRETT HARRIS: How have you valued their assets though? They seem to feel that the bid that’s on the table is inadequate.

GEORGE SALAMIS: Well we’ve valued the assets simply the way… the market values ourselves. Look, we think on a combined basis this is going to be a very strong company and it gives Gold Reserve shareholders instant access to actual gold production which is something they’ve been waiting for, for 15 years.

BRETT HARRIS: When does the bid close and with all of this litigation are investors still able to tender to that bid right now? Just clarify that for us.

GEORGE SALAMIS: Yes they are able to tender their bid into this process. The bid closes, I believe, January 21st.

BRETT HARRIS: One more question for you. I mean if your company is in such an advantageous position, obviously your share price is not. What can you tell investors about that?

GEORGE SALAMIS: Look, everybody in Venezuela has suffered, all companies, all foreign mining companies in terms of their own valuations have suffered in the downturn specifically. Venezuela’s been hit particularly hard simply because of perception of risk in Venezuela. So we believe that this transaction further serves to derisk the impression that Venezuela is not a safe place to invest in mining. We think it truly is and our track record speaks for it.

BRETT HARRIS: All right George thanks for coming in to tell us about this today. I appreciate it.

GEORGE SALAMIS: Thank you.

BRETT HARRIS: That was George Salamis, President of Rusoro Mining and he joined us today from Vancouver. Now coming up, more on Rusoro Mining plus we’ll find out why some companies flourish while others flounder in Latin America. Stay with us.

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Cautionary Note Regarding Forward-Looking Statements

This script, the Take-Over Bid and Circular, including the schedules attached therein, the pro forma consolidated financial statements of the Company, and some of the material incorporated by reference into the Circular, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as “forward-looking statements”).  Forward-looking statements include possible events, statements with respect to possible events, the proposed transaction, related litigation, the business, operations and financial performance and condition of each of Rusoro and Gold Reserve and the proposed combined company, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance coverage.  The words “plans,” “expects,” “is expected,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” and similar expressions identify forward looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Rusoro as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements.  The estimates and assumptions of Rusoro contained or incorporated by reference in the Circular which may prove to be incorrect, include, but are not limited to, (1) that Rusoro will be successful in acquiring 100% of the outstanding Gold Reserve Equity, (2) that all required third party regulatory and governmental approvals to the Take-Over Bid will be obtained and all other conditions to completion of the transactions will be satisfied or waived, (3) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (4) permitting, development, expansion and power supply proceeding on a basis consistent with Rusoro’s current expectations; (5) permitting and development proceeding on a basis consistent with Rusoro’s current expectations; (6) the exchange rate between the Canadian dollar, the Venezuelan Bolivar and the U.S. dollar being approximately consistent with current levels; (7) certain price assumptions for gold; (8) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (9) production forecasts meeting expectations; (10) the accuracy of Rusoro’s current mineral reserve and mineral resource estimates; and (11) labour and materials costs increasing on a basis consistent with Rusoro’s current expectations.

Known and unknown factors could cause actual results or events to differ materially from those projected in the forward-looking statements.  Such factors include, but are not limited to, risks related to litigation; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; disruption to the credit markets and delays in obtaining financing; inflationary pressures; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Venezuela or other countries in which Rusoro does or may carry on business; business opportunities that may be presented to, or pursued by Rusoro, Rusoro’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; actual results of exploration activities; the possibility of cost overruns or unanticipated expenses; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining and renewing necessary licenses and permits; the impact of Venezuelan law on Rusoro’s operations; diminishing quantities or grades of reserves; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the occurrence of natural disasters, hostilities, acts of war or terrorism.  In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).  The following factors, amongst others, related to the business combination of Rusoro and Gold Reserve could cause actual results to differ materially from forward-looking statements, including those contained in the Circular: the Rusoro shares issued in connection with the Take-Over Bid may have a market value lower than expected; the business of Rusoro and Gold Reserve may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefits from the combination of Rusoro and Gold Reserve may not be fully realized or not realized within the expected time frame.  All of the forward-looking statements made in the Circular are qualified by these cautionary statements and those made in the Circular itself.  These factors are not intended to represent a complete list of the factors that could affect Rusoro and the combination of Rusoro and Gold Reserve.  Additional factors are noted elsewhere in the Circular and in the documents incorporated by reference therein.  Although Rusoro has attempted to identify important factors that could cause actual results or events to differ materially from those described in forward-looking statements, there may be other factors that could cause results or events not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, undue reliance should not be placed on forward-looking statements.  Rusoro undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in the Circular or as otherwise required by law.

MORE INFORMATION AND WHERE TO FIND IT:

This script does not constitute an offer to buy or an invitation to sell, any of the securities of Rusoro or Gold Reserve. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) and an offer to purchase and circular filed with Canadian securities regulatory authorities.  Rusoro has filed with the SEC a Registration Statement on Form F-10, a Tender Offer Statement on Schedule TO and other documents and information, and expects to mail an Offer and Circular (which is filed as an exhibit to the Registration Statement and Tender Offer Statement) to Gold Reserve shareholders and equity unitholders (collectively, the “Equityholders”) concerning the Offer and the proposed combination of Rusoro and Gold Reserve. GOLD RESERVE EQUITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE TENDER OFFER STATEMENT AND OFFER AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and Gold Reserve Equityholders may obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Rusoro are available free of charge from Rusoro. You should direct requests for documents to the Corporate Secretary, Rusoro Mining Ltd., Suite 2164, 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1B1, telephone (604) 632-4044.